POLY-PACIFIC INTERNATIONAL INC.

RE: **NOTICE OF CHANGE OF AUDITOR**
PURSUANT TO PART 4.11 OF NATIONAL INSTRUMENT 51-102

TO: Alberta Securities Commission
British Columbia Securities Commission
Collins Barrow Edmonton LLP, Chartered Accountants
K. R. Margetson Ltd.

DATED: January 29, 2008

Pursuant to Part 4.11 of National Instrument 51-102, Poly-Pacific International Inc. (the "Corporation") hereby advises that Collins Barrow Edmonton LLP, Chartered Accountants, has resigned as auditor of the Corporation effective January 29, 2008, and that the Corporation has received such resignation from Collins Barrow Edmonton LLP. The proposal and recommendation to appoint K. R. Margetson Ltd., as the successor auditor of the Corporation was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation confirms that:

(a) there have been no qualified opinions or denials of opinions by Collins Barrow Edmonton LLP, Chartered Accountants, for any past fiscal year of the Corporation or for any period subsequent to the most recently completed fiscal period for which an auditor's report was issued by Collins Barrow Edmonton LLP, Chartered Accountants; and

(b) the Corporation is of the opinion that there were no "reportable events" as defined in Part 4.11 of National Instrument 51-102, which occurred for any past fiscal year or for any period subsequent to the most recently completed fiscal period of which an auditor's report was issued.

In accordance with Part 4.11 of National Instrument 51-102, the Corporation requests that Collins Barrow Edmonton LLP and K. R. Margetson Ltd. each furnish a letter stating whether, based on present knowledge, your firms agree with the information contained in this letter. If you disagree with the information contained in this letter, please specify your reasons.

Please address your letters to the British Columbia Securities Commission and the Alberta Securities Commission with a copy to the TSX Venture Exchange and return to the Corporation within twenty days after the date of this notice letter.

POLY-PACIFIC INTERNATIONAL INC.

Per: Randy Hayward, President & CEO